Rule 12g3-2(b) File Number: ~~825237~~

82-34629

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

March 14, 2002

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

Re: Rule 12g3-2(b) Exemption – File Number ~~825237~~

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder. Our file number is 825237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange, the London Stock Exchange and the Berlin Stock Exchange or sent to security holders promptly after such information becomes available. Accordingly, we enclose herewith a copy of a press announcement we made in Hong Kong on March 14, 2002 regarding the announcement of results for the year 2001.

Thank you for your attention.

Sincerely yours,

Yunti Fang
Director
Zhejiang Expressway Co., Ltd.

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China)

2001 Results Announcement

Results Highlights:

- **Turnover of the Group increased by 44.9% over 2000 to Rmb1,723 million**
- **Net profit attributable to shareholders increased by 19.6% over 2000 to Rmb761 million**
- **Earnings per share was Rmb17.51 cents, an increase of 19.6% over 2000**
- **Shanghai-Hangzhou-Ningbo Expressway contributed to 81.9% of Group's toll income while Shangsan Expressway emerged as another significant toll income generator with its first full-year of operation in 2001**

The directors (the "Directors") of Zhejiang Expressway Co., Ltd. (the "Company") are pleased to announce the audited results of the Company and its subsidiaries (collectively the "Group") for the year ended December 31, 2001 (the "Period"), prepared in conformity with the accounting principles generally accepted in Hong Kong with the basis of preparation as stated in Note 1 below, together with the 2000 comparative figures as follows:

RESULTS AND DIVIDENDS

The Group achieved solid growth during the Period. Total turnover amounted to Rmb1,722.5 million, representing a 44.9% increase compared to the corresponding period in 2000 (the "Previous Period"). Net profit was Rmb760.6 million, a 19.6% increase over the Previous Period. Earnings per share was Rmb17.51 cents (2000: Rmb14.64 cents). The Directors are pleased with the results achieved.

In view of the final results, the Directors recommend the payment of a final dividend of Rmb0.07 per share (approximately HK$0.0660). Together with an interim dividend of Rmb0.03 per share (approximately HK$0.0283) paid on October 24, 2001, the total dividend payable for the Period amounted to Rmb0.10 (approximately HK$0.0943) per share.

The audited consolidated income statement for the Period, the assets and liabilities of the Group and relevant financial notes, are set out as below:

CONSOLIDATED INCOME STATEMENT

(All amounts expressed in thousands of Renminbi, except per share data)

	Notes	Year ended December 31 2001	2000
Turnover	2	1,722,517	1,188,604
Operating costs		(392,535)	(248,429)
Gross profit		1,329,982	940,175
Other revenue	2	216,690	242,888
Administrative expenses		(88,487)	(64,978)
Other operating expenses		(18,236)	(75,317)
Profit from operating activities		1,439,949	1,042,768
Finance costs		(215,346)	(197,083)
Share of profits of associates		12,396	40,584
Share of loss of a jointly-controlled entity		(1,459)	(6,517)
Profit before tax	3	1,235,540	879,752
Tax		(363,970)	(186,391)
Profit before minority interests		871,570	693,361
Minority interests		(110,957)	(57,360)
Net profit from ordinary activities attributable to shareholders		760,613	636,001
Transfer to reserves	4	(193,029)	(147,187)
Earnings per share	5	17.51 cents	14.64 cents
Assets and liabilities			
Total assets		14,477,538	14,586,420
Total liabilities		3,685,828	4,128,921
Minority interests		1,502,629	1,495,364
Net assets		9,289,081	8,962,135

Notes:

1. BASIS OF PREPARATION

The financial statements for the year ended December 31, 2001 have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice ("HKSSAP"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong). They have been prepared under the historical cost convention, modified with respect to the measurement of investments in securities.

2. TURNOVER AND REVENUE

Turnover mainly represents toll income from the operation of expressways, the value of advertising services rendered, and the value of road maintenance services rendered, net of relevant revenue taxes.

An analysis of turnover and revenue is as follows:

	2001 Rmb'000	2000 Rmb'000
Toll income-third parties	1,756,265	1,219,672
Advertising income - third parties	22,462	15,878
Road maintenance income - third parties	4,649	5,130
Others — third parties	34,465	15,582

shareholder of the Company during the Period, the CIT that the Company paid has been divided into the national portion and Zhejiang portion. The national portion of the total CIT paid, being Huajian's portion of the total domestic shares (ie 16.39%) according to relevant regulations issued by the Ministry of Finance, is no longer entitled to the 18% refund granted by Zhejiang Provincial Government.

In this regard, the tax refunded and refundable represents the financial subsidies received and receivable by the Company from Zhejiang Finance Bureau in respect of the year.

	2001 Rmb'000	2000 Rmb'000
Group:		
Tax charged	327,718	185,307
Overprovision in prior year	—	(1,474)
Tax refunded/refundable	(68,791)	(50,840)
	258,927	132,993
Deferred	88,432	39,755
Share of tax attributable to associates	17,528	6,074
Share of deferred tax attributable to an associate	(1,951)	6,302
Share of deferred tax attributable to a jointly-controlled entity	1,034	1,267
Tax charge for the year	363,970	186,391

There was no material unprovided deferred tax in respect of the year (2000: Nil)

4. TRANSFER TO RESERVES

In accordance with the Company Law of the PRC and the articles of association of the Company, its subsidiaries, its associates and its jointly-controlled entity (the "Entities"), the Entities are required to allocate 10% of their profit after tax, as determined in accordance with the PRC accounting standards and regulations applicable to the Entities, to the statutory surplus reserve (the "SSR") until such reserve reaches 50% of the registered capital of the Entities. As a result, Rmb125,524,000 was transferred collectively for the year ended December 31, 2001. Subject to certain restrictions set out in the Company Law of the PRC and the respective articles of association of the Entities, part of the SSR may be converted to increase the Entities' share capital.

In accordance with the Company Law of the PRC, the Entities are required to transfer 5% to 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations applicable to the Entities, to the statutory public welfare fund (the "PWF"), which is a non-distributable reserve other than in the event of the liquidation of the Entities. For the year ended December 31, 2001, Rmb62,762,000 was transferred collectively. The PWF must be used for capital expenditure on staff welfare facilities and these facilities remain as properties of the Entities.

In addition, Shangsan Co was required by the relevant tax authorities to transfer its CIT waived for 2000 to its SSR account in 2001. The transfer has been incorporated in these financial statements.

5. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of Rmb760,613,000 (2000: Rmb636,001,000) and the 4,343,114,500 shares (2000: 4,343,114,500 shares) in issue during the year.

Diluted earnings per share for the years ended December 31, 2001 and 2000 have not been calculated as no diluting event existed during these years.

MANAGEMENT DISCUSSION AND ANALYSIS

I. BUSINESS REVIEW

During the Period, the Group's turnover was approximately Rmb1,723 million, representing an increase of 44.9% over 2000. Net profit attributable to shareholders was Rmb761 million, representing an increase of 19.6% over 2000.

Contribution from the core business of toll road operations continued to dominate the Group's turnover. Of the total turnover of Rmb1,723 million for the Period, Rmb1,663 million or 96.6% came from toll collection.

Toll Road Operations

With the first full-year contribution from the Shangsan Expressway following its completion and opening to traffic on December 26, 2000, toll income for the Group during the Period grew strongly by 44.0% over the same period in 2000 to reach Rmb1,756.3 million. A breakdown of toll income contributions among the expressways operated by the Group and their various sections is set out below:

	Toll Income Rmb '000	% of Total Toll Income	Growth % Over 2000
Shanghai-Hangzhou Expressway			
Jiaxing section	506,463	28.8%	30.0%
Yuhang section	115,560	6.6%	14.1%
Hangzhou section	36,062	2.1%	16.0%
Hangzhou-Ningbo Expressway	780,106	44.4%	18.3%
Shangsan Expressway	318,074	18.1%	732.7%
Total	1,756,265	100.0%	44.0%

The significant growth in toll income was also partly attributable to the adoption of a new vehicle classification policy which started on June 13, 2001. The new policy effectively increased the average toll collected per vehicle by approximately 9.50% on the Shanghai-Hangzhou-Ningbo Expressway, and by approximately 8.96% on the Shangsan Expressway.

Shanghai-Hangzhou-Ningbo Expressway

Shida Road

Traffic volume on Shida Road benefitted from an increasingly enhanced expressway network, as well as persistent efforts by Hangzhou Shida Highway Co., Ltd. ("Shida Co") in promoting the use of Shida Road through traffic radio broadcasting and installation of road signs. Average daily traffic volume on Shida Road grew by 65% to reach 6,767 vehicles, while toll income grew by 74.3% to reach Rmb19.2 million.

Due to substantial interest payments and depreciation charges, Shida Co still recorded a loss of Rmb5.0 million despite its toll income growth, although the loss was reduced by 67.9% as compared to the loss of approximately Rmb15.6 million during the same period in 2000. The company is expected to break even by the end of 2002.

Other Businesses

In addition to carrying out advertising business along expressways through a subsidiary company, the Company is also engaged in retailing petroleum products as well as in the design and marketing of logistics management and anti-counterfeiting systems through two of its associate companies, details of which are set out below.

Advertising Co

During the Period, Zhejiang Expressway Advertising Co., Ltd. ("Advertising Co") further expanded its advertising business along the expressways operated by the Group through flexible pricing and incentive marketing strategies. Turnover from Advertising Co was approximately Rmb21.2 million, representing an increase of approximately 46.2% over 2000. Contributions from newly acquired businesses constituted approximately 52% of overall turnover.

Net profit realized by Advertising Co during the Period was approximately Rmb7.3 million, representing a reduction of 43.0% over 2000. The reduction was due to the first time levy of enterprise income tax, from which the company has been exempted for the past two years.

Petroleum Co

With a new emphasis on retail sales of petroleum products, Zhejiang Expressway Petroleum Development Co., Ltd. ("Petroleum Co") was able to realize a 21% growth in retail sales amid increasing retail competition and substantially reduced wholesale business.

However, mainly due to a revocation in corporate income tax exemptions which the Company had enjoyed over the past two years, Petroleum Co suffered a loss of approximately Rmb10.4 million for the Period.

JoinHands Technology

Following a successful trial run in Zhejiang Province, JoinHands Technology Co., Ltd. ("JoinHands Technology") has begun to market its core technology in logistics management and anti-counterfeiting systems in a number of other provinces with an aim to become a leading player in the market.

Turnover realized during the Period was approximately Rmb24.9 million, while net profit was approximately Rmb6.9 million, compared to Rmb6.25 million and Rmb0.25 million, respectively, in 2000.

Project Acquisition

Through arm's length negotiations with relevant parties, the Company was able to successfully increase its stake in Zhejiang Jiaxing Expressway Co., Ltd. ("Jiaxing Co"), which is the holding company of the Jiaxing section of the Shanghai-Hangzhou Expressway, details of which are set out below:

- On June 4, 2001, the Company entered into agreements to acquire a 2.1% and a 1.0% equity interest in Jiaxing Co from Jiaxing Xiuzhou Yitong Development Company and Jiashan County Yintong Company Limited for a consideration of Rmb63,249,984 and Rmb30,119,040, respectively.
- Subsequently, on December 26, 2001, the Company entered into agreements to acquire a 1.5% and a 1.3% equity interest in Jiaxing Co from Haining Hengtong Development Company and Tongxiang Huatong Company for a consideration of Rmb44,620,800 and Rmb38,671,400, respectively.
- And finally on January 18, 2002, the Company entered into an agreement to further acquire a 9.9% equity interest in Jiaxing Co from Jiaxing Road and Bridge Construction and Development Company for a consideration of Rmb303,700,000.

In addition to the above, the Company entered into an agreement on December 27, 2001 to acquire a 2% equity interest in Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co") which owns and operates the Shangsan Expressway, from Shengzhou Shangsan Development Company Limited for a consideration of Rmb57,600,000.

Through the above-mentioned transactions, the Company increased its stake in Jiaxing Co from 84.19% to 99.99% in aggregate, and in Shangsan Co from 61% to 63%, for a total consideration of Rmb537,961,224.

Project Under Construction

Construction works to expand a 44km section of the Shanghai-Hangzhou-Ningbo Expressway between Hongken and Guzhu from four lanes to six lanes progressed in accordance with the work schedules. During the Period, soft soil ground treatment and most of the roadbed buildup works were completed along the expansion route.

II. FINANCIAL ANALYSIS

The Group adopts a financial policy characterized by being both proactive and prudent. The Directors and senior management review the Group's

Capital Expenditure Commitments and Financial Resources

As at December 31, 2001, the Group and the Company had capital expenditure commitments of Rmb2,589.6 million and Rmb2,068.9 million, respectively. For 2002 and 2003, capital expenditure in the amount of Rmb1,055 million and Rmb350 million respectively are budgeted for the Group.

Capital Structure

As at December 31, 2001, shareholders' equity, interest bearing borrowings and other non-interest bearing liabilities amounted to Rmb9,289.1 million, Rmb3,029.0 million and Rmb2,159.4 million, respectively. The gearing ratio (i.e. representing total liabilities/shareholders' equity) is 55.9% (2000: 62.8%)

The Directors are of the view that the current gearing ratio is relatively low, thus providing more room for obtaining debt financing for the future development of the Company.

Cash and Debt Management

For the Period, the Group held Rmb1,831.2 million in cash and cash equivalents, time deposits and other short-term investments, among which 89.4%, 5.5%, 4.4% and 0.7% were held in Rmb, US dollars, Euro and Hong Kong dollars respectively. The average interest rates during the Period for bank deposits were 1.5%, 4.0%, 4.1% and 3.6% respectively for the abovementioned currencies. Meanwhile, total borrowings for the Period amounted to Rmb3,029.0 million for the Group.

Short-term Investments

Because of the steady cash inflows generated from the core business of toll road operations of the Group, the Group carried out a number of prudent short-term investments to maximize returns on funds temporarily idle while limiting investment risks. For the Period, the market value of the remaining short-term investments for the Group totalled Rmb1,012.2 million, with 72.5% in government bonds, 15.9% in convertible bonds, 9.7% in closed-end equity investment funds, and 2.0% in open-end equity investment funds. In 2001, profit before taxation from short-term investments was approximately Rmb105.5 million (2000: Rmb153.6 million), and the corresponding average rate of return on investments was approximately 10.5% (2000: 12.0%).

Borrowings

As at December 31, 2001, total borrowings of the Group amounted to Rmb3,029.0 million, of which Rmb935.4 million was from World Bank loans and Rmb2,093.6 million was from commercial bank loans, Policy loans and corporate bonds. During the Period, the interest rates of all borrowings of the Group did not have any material changes when compared with those in 2000. In particular, the floating rate of World Bank loans in US dollars ranged between 5.1% and 8.8%; the interest rate of commercial bank short-term loans ranged between 5.0% and 5.6%; and the interest rate of Policy loans ranged between 3.0% and 5.5%; and the interest rate of corporate bonds was 3.8%.

Ratio of Gains to Interests

Interest expenses for the Period was Rmb218.0 million (2000: Rmb224.3 million) while the profit after tax but before interest was approximately Rmb1038.4 million (2000: Rmb849.7 million). The gains to interests ratio was 4.8 (2000: 3.8).

Foreign Exchange Exposure

With the Company's advance repayment of the World Bank loan denominated in US dollars during 2001, as at December 31, 2001, the Group's liabilities mainly represents the World Bank loan borrowed for the construction of Shanghai-Hangzhou Expressway of approximately US$113 million.

In addition, the Company's dividends for H shares are settled in HK dollars. Currently, the exchange rates of Rmb are still stable and the Directors do not anticipate any material foreign exchange exposure to the Group. However, there can be no assurance that the foreign exchange exposure will not affect the operating results of the Group.

Contingent Liability

Other than a loan guarantee provided to a jointly-controlled entity, namely, Shida Co, of Rmb30 million, the Group does not have any contingent liability as at December 31, 2001.

Pledges and Guarantees of Assets

As at December 31, 2001, the details of pledged and guaranteed assets of the Company are set out below:

The Company provided a guarantee of RMB 200 million in respect of corporate bonds issued by Shangsan Co in November 2000. The maturity of the bonds is 3 years with an annual simple interest rate of 3.78%. The principal and the interest have to be paid in a lump sum when they fall due.

The Company has provided a guarantee of Rmb565 million in respect of bank loans to Shangsan Co from February 2001 to July 2004, and has provided a guarantee of Rmb30 million in respect of bank loans to Shida Co from September 2001 to September 2007.

Shangsan Co has provided a guarantee of Rmb280 million in respect of bank loans to the Company from February 2001 to February 2002.

Other than the guarantees above, the Group does not have any other guarantees and pledges of assets.

OUTLOOK FOR 2002

2001 was an excellent year for China, capped with its successful entry into the World Trade Organization in November, a development that has been anticipated with both excitement and anxiety across the country. Nowhere was the news more welcomed than in Zhejiang Province, where the economy is dominated with small to medium-sized non-state-owned enterprises eager to join the global competition.

While the forecast GDP growth rate for Zhejiang Province is slightly lower in 2002 when compared with the past few years, growth in traffic volume on the expressways operated by the Group is expected to be higher than the

	Rmb'000	Rmb'000
Toll income-third parties	1,756,265	1,219,672
Advertising income - third parties	22,462	15,878
Road maintenance income - third parties	4,649	5,130
Others — third parties	34,465	15,582
	1,817,841	1,256,262
Less: Revenue taxes	(95,324)	(67,658)
Turnover	1,722,517	1,188,604
Income on short term investments	105,522	153,566
Interest income	41,503	73,195
Rental income	6,726	7,098
Trailer income	8,278	6,821
Exchange gains	53,172	—
Others	1,489	2,208
Other revenue	216,690	242,888
	1,939,207	1,431,492

The Company and its subsidiaries are subject to Business Tax ("BT"), levied at 5% on toll income and 3%-5% on other services income. In addition, the subsidiaries are subject to the following types of revenue taxes:

— City Development Tax, levied at 1% to 7% of BT;

— Education Supplementary Tax, levied at 3.5% to 4% of BT; and

— Culture and Education Fees, levied at 3% on advertising income.

3. TAX

No Hong Kong profits tax has been provided as the Group had no taxable profits in Hong Kong during the year.

The Group was subject to the Corporate Income Tax (the "CIT") levied at a rate of 33% of taxable income based on income for financial reporting purposes prepared in accordance with the laws and regulations in the PRC.

Pursuant to a directive issued by Zhejiang Provincial People's Government in 1997, the Company was entitled to a refund from the Zhejiang Finance Bureau of an amount equal to 18% of its taxable income in respect of the CIT paid to Zhejiang tax bureau. According to a directive of the State Council, the Company was entitled to the tax refund until December 31, 2001. Such beneficial treatment was not granted to subsidiaries, associates or jointly-controlled entities of the Company.

As Huajian Transportation Economic Development Center ("Huajian), a state-owned enterprise established by the Ministry of Communication, became a substantial adoption of a new vehicle classification policy which started on June 13, 2001. The new policy effectively increased the average toll collected per vehicle by approximately 9.50% on the Shanghai-Hangzhou-Ningbo Expressway, and by approximately 8.96% on the Shangsan Expressway.

Shanghai-Hangzhou-Ningbo Expressway

During the Period, toll income of the Shanghai-Hangzhou-Ningbo Expressway grew by 21.7% when compared to 2000 to reach Rmb1,438 million, representing approximately 81.9% of the Group's total toll income (2000:96.9%). Monthly average daily full trip traffic volume grew by 15.9% over 2000 on average.

There was an unusual surge in traffic volume on the Jiaxing section during the second half of the year, partly due to traffic diversions from the parallel section of Nation Road 320 which was partially closed for repairs and renovation during that time. The surge in traffic is considered to be temporary and is not expected to last into 2002.

During the Period, the Company introduced a number of measures to provide a relatively high level of service to expressway users while accommodating growing traffic: the computer main board used in toll collection was upgraded to reduce processing time at toll stations, as a result of which incidents of road congestion was reduced by approximately 21% through streamlining the traffic monitoring and control system on the expressway. The rechargeable non-contact prepaid IC card used in paying toll charges was launched in May 2001, which offers further flexibility and convenience to frequent expressway users, reduces error rates and improves reliability of the collection and safeguarding of toll income.

Shangsan Expressway

2001 was the first year of full-year operation since the expressway was fully completed and opened to traffic in December 2000. Daily full trip traffic volume grew steadily from an average of 7,901 during the first half of the year to 8,695 during the second half of the year. Daily average full trip traffic volume for the year was 8,301.

With toll income contribution of approximately Rmb318 million in 2001, representing 18.1% of the Group's total toll income, the Shangsan Expressway has become a significant contributor to the Group in both revenue and net profit.

The performance in traffic volume as well as toll income was generally in line with the latest forecasts provided by the Company's traffic consultant. This was despite a higher occurrence of partial road closure due to expressway traffic accidents as well as adverse weather conditions during its first full year of operation.

soft soil ground treatment and most of the roadbed buildup works were completed along the expansion route.

II. FINANCIAL ANALYSIS

The Group adopts a financial policy characterized by being both proactive and prudent. The Directors and senior management review the Group's liability portfolio from time to time, and make adjustments whenever they deem necessary, to establish an effective and stable capital structure. In view of the Group's future profitability, the Directors and senior management also make prudent investment decisions from time to time with an aim to achieve long-term stable growth for the Group.

Return on Equity

The return on equity for the Period (before charging the distributable dividends) was 8.2%, representing an increase of 15.5% over the Previous Period (i.e. 7.1%).

The return on equity for the year ended December 31, 2000 has been restated because the shareholders' equity as at December 31, 2000 was adjusted retrospectively for the proposed final dividend of Rmb0.07 per share according to the revised HKSSAP 9 (i.e. Events after the balance sheet date). The proposed final dividend which used to be accounted for as a liability and was restated as an allocation of retained earnings within capital and reserves in the balance sheet.

Liquidity

Net Operating Cash Inflows

As a toll road operator, the Group has generated strong and steady cash inflows from its ordinary operations since its establishment.

	2001 Rmb million	2000 Rmb million	Increase %
Daily toll income received	4.8	3.3	45.5%
Net operating cash inflows from the year	1,603	1,040	54.1%

Further Financing Arrangements

In addition, the Group is scheduled to issue 300,000,000 shares of domestic shares in the PRC, the estimated net proceeds of which is expected to amount to Rmb1 billion.

As a result, the Directors do not anticipate any liquidity concerns in the foreseeable future.

was the news more welcomed than in Zhejiang Province, where the economy is dominated with small to medium-sized non-state-owned enterprises eager to join the global competition.

While the forecast GDP growth rate for Zhejiang Province is slightly lower in 2002 when compared with the past few years, growth in traffic volume on the expressways operated by the Group is expected to be higher than the regional GDP growth rate.

The long awaited fuel tax may be implemented later in 2002. The move is structured to reduce government red tape by substituting various administrative fees levied on vehicle owners with one flat surcharge on fuel consumption. This, combined with the immediate reduction in the prices of both domestic and imported car following China's WTO accession, will make owning a private car in China easier than ever before, serving to boost traffic volume growth on the expressways.

Given the favourable economic environment, the Company will continue to pursue excellence in all aspects of its operations with a view to enhancing profitability and shareholder value. Meanwhile, the Company will also take advantage of the improved investment environment resulting from the latest round of restructuring of state-owned assets, to actively pursue potential projects to further expand its toll road portfolio within Zhejiang Province, whilst keeping a close eye on suitable projects outside of the province.

Change in Directors and Senior Management

At the meeting of the Directors held on March 13, 2002, the Directors resolved to accept the proposal by Mr. Xia Linzhang to resign from his current directorship, and submit his proposal for approval by the shareholders of the Company at the upcoming annual general meeting; the Directors also resolved to accept the proposal to elect Ms. Zhang Yang to be a non-executive (external) director of the Company, and to submit the proposal for approval by the shareholders of the Company at the upcoming annual general meeting.

At the same board meeting, the Directors resolved to accept Mr. Geng Xiaoping's proposal to resign from the post of General Manager of the Company, and resolved to appoint Mr. Fang Yunti as General Manager of the Company, and Mr. Zhang Jingzhong as Deputy General Manager of the Company. The terms of office for Mr. Fang and Ms. Zhang is from March 14, 2002 to February 28, 2003. Mr. Geng continues to serve as Chairman of the Company.

By Order of the Board
Geng Xiaoping
Chairman

Hong Kong, March 13, 2002

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules will be subsequently published on The Stock Exchange of Hong Kong Limited's website at http://www.hkex.com.hk in due course.

Notice of 2001 Annual General Meeting

NOTICE IS HEREBY GIVEN that the 2001 Annual General Meeting ("AGM") of Zhejiang Expressway Co., Ltd. (the "Company") will be held at 10:00 a.m. on Tuesday, April 30, 2002 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China (the "PRC") for the conduct of the following business:

A. To pass the following matters as ordinary resolutions:

1. To consider and approve the report of the directors of the Company for the year 2001;
2. To consider and approve the report of the supervisory committee of the Company for the year 2001;
3. To consider and approve the audited financial statements of the Company for the year 2001;
4. To consider and approve the proposed distribution of profits and the final dividend of the Company for the year 2001;
5. To consider and approve the budget plan of the Company for the year 2002;
6. To consider and approve the re-appointment of Ernst & Young as the international auditors of the Company and Zhejiang Pan-China Certified Public Accountants as the PRC auditors of the Company and to authorize the board of directors of the Company to fix their remuneration;
7. To consider and approve the resignation of Mr. Xia Linzhang as an external director of the Company and to consider and approve the appointment of Ms. Zhang Yang as an external director of the Company. (see Appendix I)

B. To consider and, if thought fit, pass the following as special resolutions:

1. To amend paragraph 3 in article 1 of the Articles of Association of the Company as follows:

   "The promoter of the Company was Zhejiang Provincial High Class Highway Investment Company Limited. Pursuant to the document Zhe Zheng Fa [2001] No. 42, Zhejiang Provincial High Class Highway Investment Company Limited was replaced by Zhejiang Communications Investment Group Co., Ltd. upon reorganization."

2. To amend the article 11 of the Articles of Association of the Company as follows:

   "The scope of business of the Company shall be that as approved by the competent authority in charge of the Company's registration.

   The scope of business of the Company is the construction, design, toll collection, maintenance, and management of and the provision of technical consultation and ancillary services to high-grade roads; ancillary services for high-grade roads such as gas station along the road, car rescue, car wash, warehousing, food and beverage, advertising (subject to the approval of the relevant department)."

3. To amend the article 18 of the Articles of Association as follows:

   "As approved by the examination and approval authority authorised by the State Council, the Company has issued a total of 4,343,114,500 ordinary shares. Upon the establishment of the Company, 2,909,260,000 domestic invested shares were issued to the promoter, Zhejiang Provincial High Class Highway Investment Company Limited (subsequently reorganised as Zhejiang Communications Investment Group Co., Ltd.), representing approximately 67% of the total ordinary shares issued by the Company."

4. To amend the article 19 of the Article of Association as follows:

   "After the establishment of the Company, 4,343,114,500 ordinary shares were issued of which 1,433,854,500 were issued as overseas listed foreign invested shares representing approximately 33% of the total number of ordinary shares which were issued by the Company. The shareholding structure of the Company comprises 4,343,114,500 ordinary shares of which 2,432,500,000 domestic invested shares are held by the promoter, Zhejiang Communications Investment Group Co., Ltd., 476,760,000 domestic invested shares are held by Huajian Transportation Economic Development Center, and 1,433,854,500 overseas listed foreign invested shares are held by holders of overseas listed foreign invested shares."

5. To authorize the board of directors of the Company (the"Board") to issue additional shares not exceeding 20 per cent. of each of the existing issued domestic shares and overseas listed foreign shares of the Company.

   "THAT:

   (1) Subject to paragraphs (2) & (3) below, the exercise by the Board during the Relevant Period (as defined in paragraph (5) hereunder) of all the powers of the Company to allot, issue or otherwise deal with, either separately or concurrently, each of the existing issued domestic shares ("Domestic Shares") and overseas listed foreign shares ("H Shares") in the capital of the Company be and is hereby approved;

   (2) Subject to the approval as required under paragraph (1) above, the Board shall be authorised to allot or issue Domestic Share and/or H Shares, either separately or concurrently, of not more than 20 per cent. of each of the existing issued Domestic Shares and H Shares in the capital of the Company as at the date of passing this resolution;

   (3) Approval as required in paragraph (1) above is subject to the granting of approval from the China Securities Regulatory Commission;

   (4) Approval of paragraph (1) above includes the authorization of the Board to deal with the matters concerning the issue of A shares to the public ("A Share Issue") in accordance with the resolutions in relation to the A Share Issue passed at the extraordinary general meeting of the Company held on March 22, 2001 including:

   (a) To determine the basic offer price, the price range of the issue, methods of the issue and the final issue price and the final number of shares to be issued;

   (b) To execute any material contracts in connection with the investment projects in relation to the A Share Issue;

   (c) To deal with other matters relating to the A Share Issue.

   (5) For the purpose of this resolution, "Relevant Period" means the period from the date upon which this resolution is passed until whichever is the earliest of:-

   (a) from the passing of this special resolution, until conclusion of the Company's next annual general meeting;

   (b) the expiry of the twelve month period from the date of the passing of this resolution; or

   (c) the date of revocation or variation of the authority given under this resolution by a special resolution of the Company in general meeting.

   (6) The Board be authorised to make appropriate amendments to the relevant articles of the Articles of the Association of the Company after the completion of the allotment or issuance as provided in paragraph (1) above, to increase the share capital of the Company and reflect the new share capital structure of the Company, and to complete the related registration formalities at the relevant regulatory authorities of the government."

By Order of the Board
Jiang Wenyao
Company Secretary

Hangzhou, Zhejiang Province, the PRC
March 13, 2002

Notes:

1. **Eligibility for attending the Annual General Meeting**

   Holders of H Shares who intend to attend the Annual General Meeting must deliver all transfer instruments and the relevant share certificates to the share registrar for H Shares, Hong Kong Registrars Limited (the address of which is set out in paragraph 5 below), at or before 4:00 p.m. on March 30, 2002.

2. **Registration procedures for attending the Annual General Meeting**

   (1) Holders of H Shares and Domestic Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Company by post or by facsimile (address and facsimile numbers are shown in paragraph 5 below) such that the same shall be received by the Company on or before April 10, 2002.

   (2) A shareholder ("Shareholder") or his/her/its proxy should produce proof of identity when attending the meeting. If a Shareholder appoints a legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such Shareholder appointing such legal representative at the meeting.

3. **Proxy**

   (1) A Shareholder eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a Shareholder.

   (2) A proxy should be appointed by a written instrument signed by the appointor or his/her/its attorney. If the appointor is a corporation, the same shall be affixed with its common seal or signed by its director(s) or duly authorized representative(s). If the form of proxy is signed by the attorney of the appointor, the power of attorney or other authorization document(s) of such attorney should be notarised.

   (3) To be valid, the power of attorney or any other authorization document(s) (which have been notarised) together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company at the address shown in paragraph 5 below and, in the case of holders of H Shares, to Hong Kong Registrars Limited at the address shown in paragraph 5 below, not less than 24 hours before the time designated for the holding of the Annual General Meeting.

   (4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote on a poll.

4. **Closure of Register of Members**

   The register of members of H Shares will be closed from March 31, 2002 to April 29, 2002 (both days inclusive).

5. **Miscellaneous**

   (1) The Annual General Meeting will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

   (2) The address of the share registrar for H Shares, Hong Kong Registrars Limited, is at:

   2/F, Vicwood Plaza
   199 Des Voeux Road Central
   Hong Kong

   (3) The address of the Company is at:

   19th Floor, Zhejiang World Trade Center
   15 Shuguang Road, Hangzhou 310007
   PRC

   Telephone No.: (+86)-571-87987700
   Facsimile No.: (+86)-571-87950329

Appendix I — Biographies of Proposed Directors

Ms. ZHANG Yang, aged 38, proposed director of the Company, is currently the assistant general manager and manager at the securities management department of Huajian Transportation Economic Development Centre. Ms. Zhang graduated from Lanzhou University in 1987 with a bachelor of science degree in economics. She worked at various posts at the Ministry of Aerospace Industries from 1987 to 1994 when she joined Huajian. Ms. Zhang also serves as a director of Shenzhen Expressway Company Limited and Sichuan Expressway Company Limited.

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China)

2001 Results Announcement

Results Highlights:

- **Turnover of the Group increased by 44.9% over 2000 to Rmb1,723 million**
- **Net profit attributable to shareholders increased by 19.6% over 2000 to Rmb761 million**
- **Earnings per share was Rmb17.51 cents, an increase of 19.6% over 2000**
- **Shanghai-Hangzhou-Ningbo Expressway contributed to 81.9% of Group's toll income while Shangsan Expressway emerged as another significant toll income generator with its first full-year of operation in 2001**

The directors (the "Directors") of Zhejiang Expressway Co., Ltd. (the "Company") are pleased to announce the audited results of the Company and its subsidiaries (collectively the "Group") for the year ended December 31, 2001 (the "Period"), prepared in conformity with the accounting principles generally accepted in Hong Kong with the basis of preparation as stated in Note 1 below, together with the 2000 comparative figures as follows:

RESULTS AND DIVIDENDS

The Group achieved solid growth during the Period. Total turnover amounted to Rmb1,722.5 million, representing a 44.9% increase compared to the corresponding period in 2000 (the "Previous Period"). Net profit was Rmb760.6 million, a 19.6% increase over the Previous Period. Earnings per share was Rmb17.51 cents (2000: Rmb14.64 cents). The Directors are pleased with the results achieved.

In view of the final results, the Directors recommend the payment of a final dividend of Rmb0.07 per share (approximately HK$0.0660). Together with an interim dividend of Rmb0.03 per share (approximately HK$0.0283) paid on October 24, 2001, the total dividend payable for the Period amounted to Rmb0.10 (approximately HK$0.0943) per share.

The audited consolidated income statement for the Period, the assets and liabilities of the Group and relevant financial notes, are set out as below:

CONSOLIDATED INCOME STATEMENT

(All amounts expressed in thousands of Renminbi, except per share data)

	Notes	**Year ended December 31**	
		2001	**2000**
Turnover	2	1,722,517	1,188,604
Operating costs		(392,535)	(248,429)
Gross profit		1,329,982	940,175
Other revenue	2	216,690	242,888
Administrative expenses		(88,487)	(64,978)
Other operating expenses		(18,236)	(75,317)
Profit from operating activities		1,439,949	1,042,768
Finance costs		(215,346)	(197,083)
Share of profits of associates		12,396	40,584
Share of loss of a jointly-controlled entity		(1,459)	(6,517)
Profit before tax	3	1,235,540	879,752
Tax		(363,970)	(186,391)
Profit before minority interests		871,570	693,361
Minority interests		(110,957)	(57,360)
Net profit from ordinary activities attributable to shareholders		760,613	636,001
Transfer to reserves	4	(193,029)	(147,187)

Earnings per share	5	17.51 cents	14.64 cents
Assets and liabilities			
Total assets		14,477,538	14,586,420
Total liabilities		3,685,828	4,128,921
Minority interests		1,502,629	1,495,364
Net assets		9,289,081	8,962,135

Notes:

1. BASIS OF PREPARATION

The financial statements for the year ended December 31, 2001 have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice ("HKSSAP"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong). They have been prepared under the historical cost convention, modified with respect to the measurement of investments in securities.

2. TURNOVER AND REVENUE

Turnover mainly represents toll income from the operation of expressways, the value of advertising services rendered, and the value of road maintenance services rendered, net of relevant revenue taxes.

An analysis of turnover and revenue is as follows:

	2001	2000
	Rmb'000	Rmb'000
Toll income-third parties	1,756,265	1,219,672
Advertising income - third parties	22,462	15,878
Road maintenance income - third parties	4,649	5,130
Others -- third parties	34,465	15,582
	1,817,841	1,256,262
Less: Revenue taxes	(95,324)	(67,658)
Turnover	1,722,517	1,188,604
Income on short term investments	105,522	153,566
Interest income	41,503	73,195
Rental income	6,726	7,098
Trailer income	8,278	6,821
Exchange gains	53,172	--
Others	1,489	2,208
Other revenue	216,690	242,888
	1,939,207	1,431,492

The Company and its subsidiaries are subject to Business Tax ("BT"), levied at 5% on toll income and 3%-5% on other services income. In addition, the subsidiaries are subject to the following types of revenue taxes:

-- City Development Tax, levied at 1% to 7% of BT;

-- Education Supplementary Tax, levied at 3.5% to 4% of BT; and

-- Culture and Education Fees, levied at 3% on advertising income.

3. TAX

No Hong Kong profits tax has been provided as the Group had no taxable profits in Hong Kong during the year.

The Group was subject to the Corporate Income Tax (the "CIT") levied at a rate of 33% of taxable income based on income for financial reporting purposes prepared in accordance with the laws and regulations in the PRC.

Pursuant to a directive issued by Zhejiang Provincial People's Government in 1997, the Company was entitled to a refund from the Zhejiang Finance Bureau of an amount equal to 18% of its taxable income in respect of the CIT paid to Zhejiang tax bureau. According to a directive of the State Council, the Company was entitled to the tax refund until December 31, 2001. Such beneficial treatment was not granted to subsidiaries, associates or jointly-controlled entities of the Company.

As Huajian Transportation Economic Development Center ("Huajian), a state-owned enterprise established by the Ministry of Communication, became a substantial shareholder of the Company during the Period, the CIT that the Company paid has been divided into the national portion and Zhejiang portion. The national portion of the total CIT paid, being Huajian's portion of the total domestic shares (ie 16.39%) according to relevant regulations issued by the Ministry of Finance, is no longer entitled to the 18% refund granted by Zhejiang Provincial Government.

In this regard, the tax refunded and refundable represents the financial subsidies received and receivable by the Company from Zhejiang Finance Bureau in respect of the year.

	2001	2000
	Rmb'000	Rmb'000
Group:		
Tax charged	327,718	185,307
Overprovision in prior year	--	(1,474)
Tax refunded/refundable	(68,791)	(50,840)

	258,927	132,993
Deferred	88,432	39,755
Share of tax attributable to associates	17,528	6,074
Share of deferred tax attributable to an associate	(1,951)	6,302
Share of deferred tax attributable to a jointly-controlled entity	1,034	1,267
Tax charge for the year	363,970	186,391

There was no material unprovided deferred tax in respect of the year (2000: Nil)

4. TRANSFER TO RESERVES

In accordance with the Company Law of the PRC and the articles of association of the Company, its subsidiaries, its associates and its jointly-controlled entity (the "Entities"), the Entities are required to allocate 10% of their profit after tax, as determined in accordance with the PRC accounting standards and regulations applicable to the Entities, to the statutory surplus reserve (the "SSR") until such reserve reaches 50% of the registered capital of the Entities. As a result, Rmb125,524,000 was transferred collectively for the year ended December 31, 2001. Subject to certain restrictions set out in the Company Law of the PRC and the respective articles of association of the Entities, part of the SSR may be converted to increase the Entities' share capital.

In accordance with the Company Law of the PRC, the Entities are required to transfer 5% to 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations applicable to the Entities, to the statutory public welfare fund (the "PWF"), which is a non-distributable reserve other than in the event of the liquidation of the Entities. For the year ended December 31, 2001, Rmb62,762,000 was transferred collectively. The PWF must be used for capital expenditure on staff welfare facilities and these facilities remain as properties of the Entities.

In addition, Shangsan Co was required by the relevant tax authorities to transfer its CIT waived for 2000 to its SSR account in 2001. The transfer has been incorporated in these financial statements.

5. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of Rmb760,613,000 (2000: Rmb636,001,000) and the 4,343,114,500 shares (2000: 4,343,114,500 shares) in issue during the year.

Diluted earnings per share for the years ended December 31, 2001 and 2000 have not been calculated as no diluting event existed during these years.

MANAGEMENT DISCUSSION AND ANALYSIS

I. BUSINESS REVIEW

During the Period, the Group's turnover was approximately Rmb1,723 million, representing an increase of 44.9% over 2000. Net profit attributable to shareholders was Rmb761 million, representing an increase of 19.6% over 2000.

Contribution from the core business of toll road operations continued to dominate the Group's turnover. Of the total turnover of Rmb1,723 million for the Period, Rmb1,663 million or 96.6% came from toll collection.

Toll Road Operations

With the first full-year contribution from the Shangsan Expressway following its completion and opening to traffic on December 26, 2000, toll income for the Group during the Period grew strongly by 44.0% over the same period in 2000 to reach Rmb1,756.3 million. A breakdown of toll income contributions among the expressways operated by the Group and their various sections is set out below:

	Toll Income Rmb '000	% of Total Toll Income	Growth % Over 2000
Shanghai-Hangzhou Expressway			
Jiaxing section	506,463	28.8%	30.0%
Yuhang section	115,560	6.6%	14.1%
Hangzhou section	36,062	2.1%	16.0%
Hangzhou-Ningbo Expressway	780,106	44.4%	18.3%
Shangsan Expressway	318,074	18.1%	732.7%
Total	1,756,265	100.0%	44.0%

The significant growth in toll income was also partly attributable to the adoption of a new vehicle classification policy which started on June 13, 2001. The new policy effectively increased the average toll collected per vehicle by approximately 9.50% on the Shanghai-Hangzhou-Ningbo Expressway, and by approximately 8.96% on the Shangsan

Expressway.

Shanghai-Hangzhou-Ningbo Expressway

During the Period, toll income of the Shanghai-Hangzhou-Ningbo Expressway grew by 21.7% when compared to 2000 to reach Rmb1,438 million, representing approximately 81.9% of the Group's total toll income (2000:96.9%). Monthly average daily full trip traffic volume grew by 15.9% over 2000 on average.

There was an unusual surge in traffic volume on the Jiaxing section during the second half of the year, partly due to traffic diversions from the parallel section of Nation Road 320 which was partially closed for repairs and renovation during that time. The surge in traffic is considered to be temporary and is not expected to last into 2002.

During the Period, the Company introduced a number of measures to provide a relatively high level of service to expressway users while accommodating growing traffic: the computer main board used in toll collection was upgraded to reduce processing time at toll stations, as a result of which incidents of road congestion was reduced by approximately 21% through streamlining the traffic monitoring and control system on the expressway. The rechargeable non-contact prepaid IC card used in paying toll charges was launched in May 2001, which offers further flexibility and convenience to frequent expressway users, reduces error rates and improves reliability of the collection and safeguarding of toll income.

Shangsan Expressway

2001 was the first year of full-year operation since the expressway was fully completed and opened to traffic in December 2000. Daily full trip traffic volume grew steadily from an average of 7,901 during the first half of the year to 8,695 during the second half of the year. Daily average full trip traffic volume for the year was 8,301.

With toll income contribution of approximately Rmb318 million in 2001, representing 18.1% of the Group's total toll income, the Shangsan Expressway has become a significant contributor to the Group in both revenue and net profit.

The performance in traffic volume as well as toll income was generally in line with the latest forecasts provided by the Company's traffic consultant. This was despite a higher occurrence of partial road closure due to expressway traffic accidents as well as adverse weather conditions during its first full year of operation.

Shida Road

Traffic volume on Shida Road benefitted from an increasingly enhanced expressway network, as well as persistent efforts by Hangzhou Shida Highway Co., Ltd. ("Shida Co") in promoting the use of Shida Road through traffic radio broadcasting and installation of road signs. Average daily traffic volume on Shida Road grew by 65% to reach 6,767 vehicles, while toll income grew by 74.3% to reach Rmb19.2 million.

Due to substantial interest payments and depreciation charges, Shida Co still recorded a loss of Rmb5.0 million despite its toll income growth, although the loss was reduced by 67.9% as compared to the loss of approximately Rmb15.6 million during the same period in 2000. The company is expected to break even by the end of 2002.

Other Businesses

In addition to carrying out advertising business along expressways through a subsidiary company, the Company is also engaged in retailing petroleum products as well as in the design and marketing of logistics management and anti-counterfeiting systems through two of its associate companies, details of which are set out below.

Advertising Co

During the Period, Zhejiang Expressway Advertising Co., Ltd. ("Advertising Co") further expanded its advertising business along the expressways operated by the Group through flexible pricing and incentive marketing strategies. Turnover from Advertising Co was approximately Rmb21.2 million, representing an increase of approximately 46.2% over 2000. Contributions from newly acquired businesses constituted approximately 52% of overall turnover.

Net profit realized by Advertising Co during the Period was approximately Rmb7.3 million, representing a reduction of 43.0% over 2000. The reduction was due to the first time levy of enterprise income tax, from which the company has been exempted for the past two years.

Petroleum Co

With a new emphasis on retail sales of petroleum products, Zhejiang Expressway Petroleum Development Co., Ltd. ("Petroleum Co") was able to realize a 21% growth in retail sales amid increasing retail competition and substantially reduced wholesale business.

However, mainly due to a revocation in corporate income tax exemptions which the Company had enjoyed over the past two years, Petroleum Co suffered a loss of approximately Rmb10.4 million for the Period.

JoinHands Technology

Following a successful trial run in Zhejiang Province, JoinHands Technology Co., Ltd. ("JoinHands Technology") has begun to market its core technology in logistics management and anti-counterfeiting systems in a number of other provinces with an aim to become a leading player in the market.

Turnover realized during the Period was approximately Rmb24.9 million, while net profit was approximately Rmb6.9 million, compared to Rmb6.25 million and Rmb0.25 million, respectively, in 2000.

Project Acquisition

Through arm's length negotiations with relevant parties, the Company was able to successfully increase its stake in Zhejiang Jiaxing Expressway Co., Ltd. ("Jiaxing Co"), which is the holding company of the Jiaxing section of the Shanghai-Hangzhou Expressway, details of which are set out below:

- On June 4, 2001, the Company entered into agreements to acquire a 2.1% and a 1.0% equity interest in Jiaxing Co from Jiaxing Xiuzhou Yitong Development Company and Jiashan County Yintong Company Limited for a consideration of Rmb63,249,984 and Rmb30,119,040, respectively.

- Subsequently, on December 26, 2001, the Company entered into agreements to acquire a 1.5% and a 1.3% equity interest in Jiaxing Co from Haining Hengtong Development Company and Tongxiang Huatong Company for a consideration of Rmb44,620,800 and Rmb38,671,400, respectively.

- And finally on January 18, 2002, the Company entered into an agreement to further acquire a 9.9% equity interest in Jiaxing Co from Jiaxing Road and Bridge Construction and Development Company for a consideration of Rmb303,700,000.

In addition to the above, the Company entered into an agreement on December 27, 2001 to acquire a 2% equity interest in Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co") which owns and operates the Shangsan Expressway, from Shengzhou Shangsan Development Company Limited for a consideration of Rmb57,600,000.

Through the above-mentioned transactions, the Company increased its stake in Jiaxing Co from 84.19% to 99.99% in aggregate, and in Shangsan Co from 61% to 63%, for a total consideration of Rmb537,961,224.

Project Under Construction

Construction works to expand a 44km section of the Shanghai-Hangzhou-Ningbo Expressway between Hongken and Guzhu from four lanes to six lanes progressed in accordance with the work schedules. During the Period, soft soil ground treatment and most of the roadbed buildup works were completed along the expansion route.

II. FINANCIAL ANALYSIS

The Group adopts a financial policy characterized by being both proactive and prudent. The Directors and senior management review the Group's liability portfolio from time to time, and make adjustments whenever they deem necessary, to establish an effective and stable capital structure. In view of the Group's future profitability, the Directors and senior management also make prudent investment decisions from time to time with an aim to achieve long-term stable growth for the Group.

Return on Equity

The return on equity for the Period (before charging the distributable dividends) was 8.2%, representing an increase of 15.5% over the Previous Period (i.e. 7.1%).

The return on equity for the year ended December 31, 2000 has been restated because the shareholders' equity as at December 31, 2000 was adjusted retrospectively for the proposed final dividend of Rmb0.07 per share according to the revised HKSSAP 9 (i.e. Events after the balance sheet date). The proposed final dividend which used to be accounted for as a liability and was restated as an allocation of retained earnings within capital and reserves in the balance sheet.

Liquidity

Net Operating Cash Inflows

As a toll road operator, the Group has generated strong and steady cash inflows from its ordinary operations since its establishment.

	2001	2000	Increase
	Rmb million	Rmb million	%
Daily toll income received	4.8	3.3	45.5%
Net operating cash inflows from the year	1,603	1,040	54.1%

Further Financing Arrangements

In addition, the Group is scheduled to issue 300,000,000 shares of domestic shares in the PRC, the estimated net proceeds of which is expected to amount to Rmb1 billion.

As a result, the Directors do not anticipate any liquidity concerns in the foreseeable future.

Capital Expenditure Commitments and Financial Resources

As at December 31, 2001, the Group and the Company had capital expenditure commitments of Rmb2,589.6 million and Rmb2,068.9 million, respectively. For 2002 and 2003, capital expenditure in the amount of Rmb1,055 million and Rmb350 million respectively are budgeted for the Group.

Capital Structure

As at December 31, 2001, shareholders' equity, interest bearing borrowings and other non-interest bearing liabilities amounted to Rmb9,289.1 million, Rmb3,029.0 million and Rmb2,159.4 million, respectively. The gearing ratio (i.e. representing total liabilities/shareholders' equity) is 55.9% (2000: 62.8%)

The Directors are of the view that the current gearing ratio is relatively low, thus providing more room for obtaining debt financing for the future development of the Company.

Cash and Debt Management

For the Period, the Group held Rmb1,831.2 million in cash and cash equivalents, time deposits and other short-term investments, among which 89.4%, 5.5%, 4.4% and 0.7% were held in Rmb, US dollars, Euro and Hong Kong dollars respectively. The average interest rates during the Period for bank deposits were 1.5%, 4.0%, 4.1% and 3.6% respectively for the abovementioned currencies. Meanwhile, total borrowings for the Period amounted to Rmb3,029.0 million for the Group.

Short-term Investments

Because of the steady cash inflows generated from the core business of toll road operations of the Group, the Group carried out a number of prudent short-term investments to maximize returns on funds temporarily idle while limiting investment risks. For the Period, the market value of the remaining short-term investments for the Group totalled Rmb1,012.2 million, with 72.5% in government bonds, 15.9% in convertible bonds, 9.7% in closed-end equity investment funds, and 2.0% in open-end equity investment funds. In 2001, profit before taxation from short-term investments was approximately Rmb105.5 million (2000: Rmb153.6 million), and the corresponding average rate of return on investments was approximately 10.5% (2000: 12.0%).

Borrowings

As at December 31, 2001, total borrowings of the Group amounted to Rmb3,029.0 million, of which Rmb935.4 million was from World Bank loans and Rmb2,093.6 million was from commercial bank loans, Policy loans and corporate bonds. During the Period, the interest rates of all borrowings of the Group did not have any material changes when compared with those in 2000. In particular, the floating rate of World Bank loans in US dollars ranged between 5.1% and 8.8%; the interest rate of commercial bank short-term loans ranged between 5.0% and 5.6%; and the interest rate of Policy loans ranged between 3.0% and 5.5%; and the interest rate of corporate bonds was 3.8%.

Ratio of Gains to Interests

Interest expenses for the Period was Rmb218.0 million (2000: Rmb224.3 million) while the profit after tax but before interest was approximately Rmb1038.4 million (2000: Rmb849.7 million). The gains to interests ratio was 4.8 (2000: 3.8).

Foreign Exchange Exposure

With the Company's advance repayment of the World Bank loan denominated in US dollars during 2001, as at December 31, 2001, the Group's liabilities mainly represents the World Bank loan borrowed for the construction of Shanghai-Hangzhou Expressway of approximately US$113 million.

In addition, the Company's dividends for H shares are settled in HK dollars.

Currently, the exchange rates of Rmb are still stable and the Directors do not anticipate any material foreign exchange exposure to the Group. However, there can be no assurance that the foreign exchange exposure will not affect the operating results of the Group.

Contingent Liability

Other than a loan guarantee provided to a jointly-controlled entity, namely, Shida Co, of Rmb30 million, the Group does not have any contingent liability as at December 31, 2001.

Pledges and Guarantees of Assets

As at December 31, 2001, the details of pledged and guaranteed assets of the Company are set out below:

The Company provided a guarantee of RMB 200 million in respect of corporate bonds issued by Shangsan Co in November 2000. The maturity of the bonds is 3 years with an annual simple interest rate of 3.78%. The principal and the interest have to be paid in a lump sum when they fall due.

The Company has provided a guarantee of Rmb565 million in respect of bank loans to Shangsan Co from February 2001 to July 2004, and has provided a guarantee of Rmb30 million in respect of bank loans to Shida Co from September 2001 to September 2007 .

Shangsan Co has provided a guarantee of Rmb280 million in respect of bank loans to the Company from February 2001 to February 2002.

Other than the guarantees above, the Group does not have any other guarantees and pledges of assets.

OUTLOOK FOR 2002

2001 was an excellent year for China, capped with its successful entry into the World Trade Organization in November, a development that has been anticipated with both excitement and anxiety across the country. Nowhere was the news more welcomed than in Zhejiang Province, where the economy is dominated with small to medium-sized non-state-owned enterprises eager

to join the global competition.

While the forecast GDP growth rate for Zhejiang Province is slightly lower in 2002 when compared with the past few years, growth in traffic volume on the expressways operated by the Group is expected to be higher than the regional GDP growth rate.

The long awaited fuel tax may be implemented later in 2002. The move is structured to reduce government red tape by substituting various administrative fees levied on vehicle owners with one flat surcharge on fuel consumption. This, combined with the immediate reduction in the prices of both domestic and imported car following China's WTO accession, will make owning a private car in China easier than ever before, serving to boost traffic volume growth on the expressways.

Given the favourable economic environment, the Company will continue to pursue excellence in all aspects of its operations with a view to enhancing profitability and shareholder value. Meanwhile, the Company will also take advantage of the improved investment environment resulting from the latest round of restructuring of state-owned assets, to actively pursue potential projects to further expand its toll road portfolio within Zhejiang Province, whilst keeping a close eye on suitable projects outside of the province.

Change in Directors and Senior Management

At the meeting of the Directors held on March 13, 2002, the Directors resolved to accept the proposal by Mr. Xia Linzhang to resign from his current directorship, and submit his proposal for approval by the shareholders of the Company at the upcoming annual general meeting; the Directors also resolved to accept the proposal to elect Ms. Zhang Yang to be a non-executive (external) director of the Company, and to submit the proposal for approval by the shareholders of the Company at the upcoming annual general meeting.

At the same board meeting, the Directors resolved to accept Mr. Geng Xiaoping's proposal to resign from the post of General Manager of the Company, and resolved to appoint Mr. Fang Yunti as General Manager of the Company, and Mr. Zhang Jingzhong as Deputy General Manager of the Company. The terms of office for Mr. Fang and Ms. Zhang is from March 14, 2002 to February 28, 2003. Mr. Geng continues to serve as Chairman of the Company.

By Order of the Board
Geng Xiaoping
Chairman
Hong Kong, March 13, 2002

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules will be subsequently published on The Stock Exchange of Hong Kong Limited's website at http://www.hkex.com.hk in due course.

Notice of 2001 Annual General Meeting

NOTICE IS HEREBY GIVEN that the 2001 Annual General Meeting ("AGM") of Zhejiang Expressway Co., Ltd. (the "Company") will be held at 10:00 a.m. on Tuesday, April 30, 2002 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China (the "PRC") for the conduct of the following business:

A. To pass the following matters as ordinary resolutions:

1. To consider and approve the report of the directors of the Company for the year 2001;

2. To consider and approve the report of the supervisory committee of the Company for the year 2001;

3. To consider and approve the audited financial statements of the Company for the year 2001;

4. To consider and approve the proposed distribution of profits and the final dividend of the Company for the year 2001;

5. To consider and approve the budget plan of the Company for the year 2002;

6. To consider and approve the re-appointment of Ernst & Young as the international auditors of the Company and Zhejiang Pan-China Certified Public Accountants as the PRC auditors of the Company and to authorize the board of directors of the Company to fix their remuneration;

7. To consider and approve the resignation of Mr. Xia Linzhang as an external director of the Company and to consider and approve the appointment of Ms. Zhang Yang as an external director of the Company. (see Appendix I)

B. To consider and, if thought fit, pass the following as special resolutions:

1. To amend paragraph 3 in article 1 of the Articles of Association of the Company as follows:

"The promoter of the Company was Zhejiang Provincial High Class Highway Investment Company Limited. Pursuant to the document Zhe Zheng Fa [2001] No. 42, Zhejiang Provincial High Class Highway Investment Company Limited was replaced by Zhejiang Communications Investment Group Co., Ltd. upon reorganization."

2. To amend the article 11 of the Articles of Association of the Company as follows:

"The scope of business of the Company shall be that as approved by the competent authority in charge of the Company's registration.

The scope of business of the Company is the construction, design, toll collection, maintenance, and management of and the provision of technical consultation and ancillary services to high-grade roads; ancillary services for high-grade roads such as gas station along the road, car rescue, car wash, warehousing, food and beverage, advertising (subject to the approval of the relevant department)."

3. To amend the article 18 of the Articles of Association as follows:

"As approved by the examination and approval authority authorised by the State Council, the Company has issued a total of 4,343,114,500 ordinary shares. Upon the establishment of the Company, 2,909,260,000 domestic invested shares were issued to the promoter, Zhejiang Provincial High Class Highway Investment Company Limited (subsequently reorganised as Zhejiang Communications Investment Group Co., Ltd.), representing approximately 67% of the total ordinary shares issued by the Company."

4. To amend the article 19 of the Article of Association as follows:

"After the establishment of the Company, 4,343,114,500 ordinary shares were issued of which 1,433,854,500 were issued as overseas listed foreign invested shares representing approximately 33% of the total number of ordinary shares which were issued by the Company. The shareholding structure of the Company comprises 4,343,114,500 ordinary shares of which 2,432,500,000 domestic invested shares are held by the promoter, Zhejiang Communications Investment Group Co., Ltd., 476,760,000 domestic invested shares are held by Huajian Transportation Economic Development Center, and 1,433,854,500 overseas listed foreign invested shares are held by holders of overseas listed foreign invested shares."

5. To authorize the board of directors of the Company (the"Board") to issue additional shares not exceeding 20 per cent. of each of the existing issued domestic shares and overseas listed foreign shares of the Company.

"THAT:

(1) Subject to paragraphs (2) & (3) below, the exercise by the Board during the Relevant Period (as defined in paragraph (5) hereunder) of all the powers of the Company to allot, issue or otherwise deal with, either separately or concurrently, each of the existing issued domestic shares ("Domestic Shares") and overseas listed foreign shares ("H Shares") in the capital of the Company be and is hereby approved;

(2) Subject to the approval as required under paragraph (1) above, the Board shall be authorised to allot or issue Domestic Share and/or H Shares, either separately or concurrently, of not more than 20 per cent. of each of the existing issued Domestic Shares and H Shares in the capital of the Company as at the date of passing this resolution;

(3) Approval as required in paragraph (1) above is subject to the granting of approval from the China Securities Regulatory Commission;

(4) Approval of paragraph (1) above includes the authorization of the Board to deal with the matters concerning the issue of A shares to the public ("A Share Issue") in accordance with the resolutions in relation to the A Share Issue passed at the extraordinary general meeting of the Company held on March 22, 2001 including:

(a) To determine the basic offer price, the price range of the issue, methods of the issue and the final issue price and the final number of shares to be issued;

(b) To execute any material contracts in connection with the investment projects in relation to the A Share Issue;

(c) To deal with other matters relating to the A Share Issue.

(5) For the purpose of this resolution, "Relevant Period" means the period from the date upon which this resolution is passed until whichever is the earliest of:-

(a) from the passing of this special resolution, until conclusion of the Company's next annual general meeting;

(b) the expiry of the twelve month period from the date of the passing of this resolution; or

(c) the date of revocation or variation of the authority given under this resolution by a special resolution of the Company in general meeting.

(6) The Board be authorised to make appropriate amendments to the relevant

articles of the Articles of the Association of the Company after the completion of the allotment or issuance as provided in paragraph (1) above, to increase the share capital of the Company and reflect the new share capital structure of the Company, and to complete the related registration formalities at the relevant regulatory authorities of the government."

By Order of the Board
Jiang Wenyao
Company Secretary

Hangzhou, Zhejiang Province, the PRC

March 13, 2002

Notes:

1. **Eligibility for attending the Annual General Meeting**

Holders of H Shares who intend to attend the Annual General Meeting must deliver all transfer instruments and the relevant share certificates to the share registrar for H Shares, Hong Kong Registrars Limited (the address of which is set out in paragraph 5 below), at or before 4:00 p.m. on March 30, 2002.

2. **Registration procedures for attending the Annual General Meeting**

(1) Holders of H Shares and Domestic Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Company by post or by facsimile (address and facsimile numbers are shown in paragraph 5 below) such that the same shall be received by the Company on or before April 10, 2002.

(2) A shareholder ("Shareholder") or his/her/its proxy should produce proof of identity when attending the meeting. If a Shareholder appoints a legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such Shareholder appointing such legal representative at the meeting.

3. **Proxy**

(1) A Shareholder eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a Shareholder.

(2) A proxy should be appointed by a written instrument signed by the appointor or his/her/its attorney. If the appointor is a corporation, the same shall be affixed with

its common seal or signed by its director(s) or duly authorized representative(s). If the form of proxy is signed by the attorney of the appointor, the power of attorney or other authorization document(s) of such attorney should be notarised.

(3) To be valid, the power of attorney or any other authorization document(s) (which have been notarised) together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company at the address shown in paragraph 5 below and, in the case of holders of H Shares, to Hong Kong Registrars Limited at the address shown in paragraph 5 below, not less than 24 hours before the time designated for the holding of the Annual General Meeting.

(4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote on a poll.

4. **Closure of Register of Members**

The register of members of H Shares will be closed from March 31, 2002 to April 29, 2002 (both days inclusive).

5. **Miscellaneous**

(1) The Annual General Meeting will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(2) The address of the share registrar for H Shares, Hong Kong Registrars Limited, is at: